UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One).

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form ClA: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- X Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer

Stone Ledge Spirits Company CF, LLC

Legal status of issuer

Limited Liability Company

Jurisdiction of Incorporation/Organization

Missouri

Date of Organization

April 20, 2023

Physical address of issuer

524 Rooster Ridge Court, Defiance, Missouri 63341

Website of issuer

https://stoneledgedistillery.com

Current Number of Employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	499,637	242,957
Cash & Cash Equivalents	151,614	149.272
Accounts Receivable	6,268	1,406
Short-term Debt	3,246	415
Long-term Debt	108,349	0
Revenues/Sales	269,166	1,406
Cost of Goods Sold	199,594	3,297
Taxes Paid	1,019	0
Net Income	-169,403	-85,139

December 18, 2024

Form C-AR

Stone Ledge Spirits Company CF, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Stone Ledge Spirits Company CF, LLC, a Missouri limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF(§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 12/18/2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,11 "may,11 "should,11 "can have,11 "likely" and other words and terms of similar meaning in connection with any discussion f the timing or nature [future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions f historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial pe1formance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Business

Stone Ledge Spirits Company CF LLC, (hereinafter "Business") is a Missouri Limited Liability Company (LLC) located at 524 Rooster Ridge Court, Defiance, Missouri 63341. The Business sought funding to purchase Class CF Membership Interest Units in ParaVita LLC, which raised funds to develop Stone Ledge Distillery, including a tasting room, and a spirit brand development facility in the St. Louis, Missouri region in partnership with another LP investor. The partnership is developing the site into a nationally-distributed distillery and destination experience. The site is planned to include a distillery and tasting room, R&D facilities, apprenticeships, and marketing support in the heart of the Ozark Highlands and Missouri wine country. These exclusive facilities combined with the opportunity for celebrity brands offers a diversified offering to guests and investors that should create 40 new jobs in an underserved region, while ensuring the profitability of the business due nationwide sales and diverse income streams.

RISK FACTORS

Stone Ledge Spirits Company CF, LLC (the "Company") provides the following risk factors related to its proposed business operations:

THE UNITS OF THE COMPANY OFFERED PURSUANT TO THIS OFFERING ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THE UNITS SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE COMPANY OFFERS NO ASSURANCE OF ANY ECONOMIC BENEFIT. EACH INVESTOR SHOULD BE AWARE OF THE FOLLOWING RISKS INVOLVED IN AN INVESTMENT IN THE UNITS:

A. ***No Operating History***. Each of the Company, ParaVita LLC (the "Operating Company") and its Subsidiaries, are newly formed entities with no separate operating history on which an investor may base its decision to invest. While private equity investments in companies with little or no operating history such as an investment in Units of the Company offers the opportunity for significant gains, such an investment can also involve a high degree of business and financial risk and can result in substantial loss, including the total loss of invested capital. Among these risks are the general risks associated with investing in companies at the early stage of development, companies operating at a loss or with substantial variations in operating results from period to period, and companies with the need for substantial additional capital to support expansion or to achieve or maintain a competitive position.

B.   *No Assurances*. The Company will generally determine appropriate business decisions based primarily upon discretionary judgments by the Board of Managers. However, in all cases, the Board of Managers' judgments will be based upon uncertain forward-looking projections which are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions, which are not predictable, can have a material adverse impact on the accuracy of projections. While the Board of Managers of the Company intends to make business decisions that have estimated returns commensurate with the risks undertaken, there can be no assurances that any targeted returns will be achieved. In any given investment, total loss of invested capital is possible.

C.   *Risk of Insufficient Funds*. There is no assurance that the capital raised in this Offering or in any subsequent capital calls or offerings by the Company will be sufficient to enable the Company to meet its objectives or to perform in a profitable manner. If the Company requires additional funds in the future, there can be no assurances that the Company will be able to obtain the required proceeds through loans or through additional capital infusion by private investors. In the event the Company is unable to obtain needed funds, this could have a material adverse effect on the operations of the business of the Company and its Subsidiaries.

D.   *Limited Number of Investments*. The Company will participate in a limited number of investments and product lines and, as a consequence, the return of the Company may be substantially affected by the performance of a single investment or product line. Furthermore, to the extent the capital raised by the Company in this Offering or in any subsequent capital calls or offerings by the Company is less than targeted amounts, the Company may pursue less business and product lines thus becoming even less diversified than the Board of Managers of the Company would otherwise elect if sufficient funds were available.

E.   *Need for Talented Personnel*. The Company will be highly dependent on the efforts of certain key personnel, including, but not limited to, Mark Sutherland. In order for the Company and its Subsidiaries to be successful, additional talented personnel may need to be hired and retained. There is no assurance that the Company and/or its Subsidiaries can hire and retain a sufficient number of personnel needed to be successful. Furthermore, the disability or death of certain employees, contractors or advisors could adversely affect the performance of the Company.

F. *Illiquid and Long-Term Investments; Limited Cash Flow*. An investment in the Company requires a long-term commitment, with no certainty of return. There are no assurances there will be any distributions available to Members of the Company. The Company's investments will be highly illiquid, and there can be no assurance that the Company will be able to realize on such investments in a timely manner, if at all. It is uncertain as to when profits, if any, will be realized. Units will not be readily marketable and are not transferable except with the consent of the Board of Managers of the Company, or as otherwise allowed under the terms of the Second Amended and Restated Operating Agreement of the Company. There will be no public market for the Units and no such market is expected to develop. The value of the Units and the Company as a whole will be difficult to value from time to time. The Units have not been registered under the Securities Act or the securities laws of any state or other jurisdiction, and cannot be resold unless they are subsequently registered under the Securities Act and applicable state securities laws or unless one or more exemptions from registration are available.

G. *Securities Laws.* The Company and the Offering pursuant to these Offering Documents are subject to the rules and regulations issued and enforced by the United States Securities and Exchange Commission. THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT IN RELIANCE UPON THE EXEMPTION SPECIFIED IN SECTION 4(2) OF SAID ACT AND IN RELIANCE UPON RULE 506 OF REGULATION D PROMULGATED PURSUANT TO SAID ACT; NOR HAVE THE UNITS BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION SPECIFIED UNDER APPLICABLE STATE LAWS AND REGULATIONS. IN GENERAL, SUCH EXEMPTIONS ARE AVAILABLE FOR SECURITIES TRANSACTIONS INVOLVING A LIMITED NUMBER OF INVESTORS AND NOT INVOLVING A PUBLIC OFFERING, PUBLIC SOLICITATION OR ADVERTISING OF ANY KIND. COMPLIANCE WITH THE TERMS OF SUCH EXEMPTIONS MEANS THAT UNITS MAY BE OFFERED AND SOLD ONLY TO INVESTORS WHO ARE PURCHASING FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TOWARD RESALE OR DISTRIBUTION. THERE IS NO ASSURANCE THAT THE SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES ADMINISTRATOR OF ANY STATE IN WHICH THE UNITS ARE OFFERED OR SOLD, OR A MEMBER, MAY NOT CHALLENGE THE AVAILABILITY OF THE FOREGOING EXEMPTIONS, AND THAT SUCH CHALLENGE MAY NOT SUCCEED. WHETHER OR NOT SUCH A CHALLENGE WOULD SUCCEED, THE COMPANY COULD EXHAUST ALL OF ITS FUNDS IN CONJUNCTION WITH SUCH CHALLENGE. THE COMPANY HAS NOT OBTAINED AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF SUCH EXEMPTIONS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE UNITS AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO

THE CONTRARY IS A CRIMINAL OFFENSE.

H. **_Risk of Loss_.** Although the Company intends to purchase insurance coverage with respect to certain risks, liability lawsuits may occur, and the Company could exhaust all of its funds and resources defending itself as a result thereof.

I. **_Tax Risks_.** No advice or representations concerning the tax consequences arising from an investment in the Company have been made by the Company or their agents. The tax consequences to an investor of an investment in the Company will depend on the investor's particular circumstances.

J. **_Use of Projections and Forward Looking Statements_.** Any projections included in these Offering Documents or the attached exhibits are based upon assumptions that the Board of Managers of the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The assumptions have not been reviewed or verified by any independent party. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. For these reasons, actual results achieved during the period covered by the projections are likely to vary from the projections and such variations may be material and adverse. The Company does not make any representations or warranties as to the accuracy or completeness of this information. Such information is presented as of the date hereof and is subject to change, completion or amendment without further notice.

K. **_Price Paid for Units_.** The subscription price for each Unit of the Company constitutes the good faith estimate of the fair value of each Unit of the Company. However, there can be no assurance that the Units, even if the Units were transferable, could be sold for the price paid in accordance with this Offering.

L. **_Company May Incur Debt_.** In lieu of raising all of the required capital through the sale of Units in this Offering, the Operating Agreement of the Company provides the Board of Managers of the Company with the right and discretion to borrow money from a Member, an affiliate of a Member, or any third party, which may include but shall not be limited to traditional banks and lenders, "mezzanine debt" lenders or private debt investors on terms agreed upon by the Board. The Company may issue notes, bonds, debentures or other debt instruments to investors or lenders to represent any such loans on such terms as may be agreed upon between the Board of the Company and such investor or lender. Any debt instruments issued by the Company will be superior in status to the Units with respect to any distribution of such Company's assets in the event of a liquidation of the Company or otherwise. The Company's potentially high level of leverage could restrict the Company's ability to borrow money as needed for operations and additional investments and may result in a substantial delay in the issuance of any Distributions to Members.

M. **_Industry Specific Risks_.**

1. **_Competition in the Spirits Industry_.** The spirits industry is experiencing growth due, in part, to people shifting the location of their alcohol consumption from bars and restaurants to homes as a result of the COVID-19 pandemic. Consequently, competition in

this industry is on the rise. There are a number of distillery competitors in the Ozark Highlands region of Missouri. There are also a number of wineries in this region with whom the Operating Company will compete with to attract visitors to its distillery. Furthermore, as a result of recent, public successes of influencer spirit projects, additional companies, including already established brands, could attempt to market themselves to influencers, similar to the Operating Company. The Operating Company's competitors may have access to greater financial, technical, marketing, sales, services and other resources than the Operating Company. Further, these competitors may be more effective at attracting influencers and selling commercial products and services in this industry.

2. ***Products May Not Be Accepted in the Market***. The Company cannot be certain that its current products or services it will offer to the public, or any other products or services it may market to the public, will achieve or maintain market acceptance by consumers. Furthermore, the Company cannot be certain that any Clients will elect to work with the Company to create a Private Label Brand.

3. ***Licenses and Compliance.*** The Operating Company and/or its Subsidiaries will be required to stay in strict compliance with federal, state and local regulations, including safety, insurance, record keeping and reporting requirements in order to maintain its licenses to serve alcohol on its premises and to manufacture alcohol. Failure to maintain such licenses or to comply with all such requirements could result in a closure of the business, fines, or prosecution of staff or other persons who fail to comply with such rules and regulations.

4. ***Safety Concerns.*** The consumption of alcohol on the Operating Company's premises raises safety concerns in several areas, including patrons' overconsumption of alcohol. The Operating Company's management will work with the Operating Company's staff to avoid any overconsumption of alcohol. Failure of the Operating Company to comply with all such regulations could have a material adverse effect on the operations of the business of the Operating Company.

5. ***Final Approval by Local Government.*** As soon as the purchase of the Real Property has been finalized, the Operating Company or its Subsidiaries will be required to submit applications and plans to the County of St. Charles, Missouri for approval to build and operate the facility on the premises. While we are confident that we will be able to secure all required approvals, we do not have any guarantees.

N.   ___Force Majeure.___ The ultimate success of any effort, including that defined in these Offering Documents, is entirely subject to and at the risk of force majeure events including but not limited to: acts of God; acts of terrorism, war or the public enemy; pandemics; flood; earthquake; tornado; storm; fire; civil disobedience; insurrections; riots; labor disputes; labor or material shortages; sabotage; restraint by court order or public authority (whether valid or invalid), and action or non-action by or inability to obtain or keep in force the necessary governmental authorizations, permits, licenses, certificates or approvals, necessary for the proper running of the business. Such force majeure events could have a material adverse effect on the operations and profitability of the Company.

O.   ___Risk of Litigation.___ The Operating Company will operate in a competitive market, in which companies commonly engage in litigation to enforce and/or defend their rights and interests, including intellectual property rights and competitive advantages. In the event the Operating Company, its Subsidiaries, or its management team engages in litigation to enforce or defend the rights and interests of the Company or its Subsidiaries, the Operating Company could exhaust substantial legal and other professional costs in such litigation. Such costs are not currently contemplated in the Business Plan or pro-forma financial statement analysis of the Operating Company or its Subsidiaries. The incurrence of such unexpected costs could adversely affect the performance of the Operating Company, potentially resulting in a total loss of a Member's investment in the Company.

[Remainder of Page Intentionally Blank]

BUSINESS

The mission of Stone Ledge Spirits Company CF LLC is to purchase Class CF Membership Interest Units in ParaVita LLC, which raised funds to develop Stone Ledge Distillery, including a tasting room, and a spirit brand development facility in the St. Louis, Missouri region in partnership with another LP investor.

Our headquarters is located at 524 Rooster Ridge Court, Defiance, Missouri 63341.

History
We launched our first product in December 2022 and have expanded across Missouri, Florida and the UK since. We continue to grow.

Business Outlook
In late 2024, we opened our tasting room in Defiance, MO and continue our growth in Missouri, Florida and the UK. Our plans for 2025 include expansions to a number of other states and foreign countries, an expansion of our distribution support staff, and the launch of importing products into the US.

Customer Base
Our customer base is varied due to our key products being whiskey and vodka, which has very difference consumer draws.

Competition
We are in a highly competitive business, however consumers enjoy trying and adopting new spirits into their consumption habits and we have had good success with building our base. There are also a number of distilleries in MO and elsewhere that we partner with for events and outreach.

Intellectual Property
We have secured the trademarks for our brands.

Governmental/Regulatory Approval and Compliance
We are in full compliance with all federal, state and local requirements.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three Years	Education
Mark Sutherland	Manager	General Management and Oversight of the Company's Business	King's College, London Postgraduate Cert, Marketing Washington University in St. Louis Bachelor's Degree, Global Leadership and Management

Indemnification

Indemnification is authorized by the Company to managers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees and 0 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of December 18, 2024 is as follows:

Member Name and Address	Units
ParaVita, LLC 524 Rooster Ridge Court Defiance, Missouri 63341	100 Class A
Stacey A. Curran 3 Botanical Court O'Fallon, Missouri 63368	10 Class B
Umesh A. Patel 311 Riles Bend Road Ballwin, Missouri 63021	2 Class B
Douglas W. Schaeffler 1733 Prestshire Dr. Fenton, Missouri 63026	10 Class B
Lee Prinkkila 17921 Liv Lane Eden Prairie, Minnesota 55346	1 Class B
Suneil Mishra 1077 Mariwill Drive Quakertown, Pennsylvania 18951	10 Class B
Manish Kanjee 18 Covent Garden O'Fallon, Missouri 63368	2 Class B
Rick W. Pogue 31855 Pogue Rd. Wright City, Missouri 63390	20 Class B

Member Name and Address	Units
Umeschandra Patel 10301 White Bridge Ln. St. Louis, Missouri 63141-8413	5 Class B
Jeremiah Heathman 2508 Welsch Drive Belleville, Illinois 62221	10 Class B
Mark Linebarger 6415 Buckskin Trail Phoenix, Arizona 85083	10 Class B
Christopher Taylor 316 Sir Calvert Court Dardenne, Missouri 63368	20 Class B
Matthew J. Settlemoir 66 Sunfish Drive Defiance, Missouri 63341	20 Class B
John Conte 4807 Brooke Street Wentzville, Missouri 63385	2 Class B

Regulation CF Offering

On November 8, 2024, the Company issued 122 units of Class B membership interests (the "Investor Units"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The Regulation CF Transaction was conducted through Silicon Prairie Online Holdings, LLC (the "Intermediary"). The Intermediary received 5% of the proceeds of the Regulation CF Transaction in cash (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $57,950 in net proceeds from the offering.

Debt

The Company has the following outstanding debts:

GB Investments - $64,600
Headway Capital - $28,791

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: HGS Enterprises LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
219,579	-134,785	0

OPERATIONS

Liquidity and Capital Resources

On November 8, 2024, the Company consummated (a) an offering pursuant to Regulation CF and raised $61,000. The Company will likely require additional financing in excess of the proceeds from this offering and its revenue from ongoing operations in order to sustain continued investment in growth over the next 24 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as

defined by Rule 50l(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Regulation CF offering, in each case in arms length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

FINANCIALS

Stone Ledge Spirits Company

Profit and Loss

January 1 - December 5, 2024

	TOTAL
Income	
Sales	3,585.15
Sales of Product Income	131,793.13
Total Income	**$135,378.28**
Cost of Goods Sold	
Cost of Goods Sold	104,521.15
Merchant Account Fees	200.18
Total Cost of Goods Sold	**$104,721.33**
GROSS PROFIT	**$30,656.95**
Expenses	
Advertising and Promotion	34,200.83
Auto and Truck Expenses	80.16
Bank Service Charges	699.62
Commission	91.00
Computer and Internet Expenses	1,097.54
Contractor Expense	96,424.10
Engineering and Design Expense	119.40
Insurance Expense	1,424.97
Interest Expense	12,605.64
Investor Relations	12.60
Legal Expense	11,770.20
Marketing	100.00
Meals and Entertainment	3,426.72
Melio Service Fees	10.00
MO State Excise Tax	1,300.25
Office Supplies	204.49
Payroll Expenses	802.50
Professional Fees	2,033.50
Purchases	7,048.76
QuickBooks Payments Fees	136.62
Rent Expense	9,191.67
Repairs and Maintenance	41,045.16
Shipping and Delivery Expense	4,075.44
Software Subscriptions	54.93
Tips	531.60
Tools & Equipment	5,138.16
Travel Expense	23,441.44
Utilities	424.35
Total Expenses	**$257,491.65**
NET OPERATING INCOME	**$ -226,834.70**

21

Profit and Loss

January 1 - December 5, 2024

	TOTAL
Other Income	
Interest Income	8,980.91
Total Other Income	**$8,980.91**
NET OTHER INCOME	**$8,980.91**
NET INCOME	**$ -217,853.79**

22

Stone Ledge Spirits Company

Balance Sheet

As of December 5, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking- Central Bank	4,352.14
Escrow	4,009.39
Total Bank Accounts	**$8,361.53**
Accounts Receivable	
Accounts Receivable	442,934.00
Total Accounts Receivable	**$442,934.00**
Other Current Assets	
Due From HGS	0.00
Due From InverXion	74,832.00
Inventory	968.63
Inventory Asset	115,900.26
Loan Fees	564.00
Mark Sutherland - Loan	192,000.00
N/R - Related Party	100.00
Prepaid Vodka	0.00
Prepaid Whiskey	
Undeposited Funds	0.00
Total Other Current Assets	**$384,364.89**
Total Current Assets	**$835,660.42**
Fixed Assets	
Furniture and Equipment	1,769.73
Total Fixed Assets	**$1,769.73**
Other Assets	
Accumulated Amortization	-7,302.99
Investment in InverXion	-28,774.00
Investment in Paravita	-1,021.00
Start Up Costs	36,757.35
Total Other Assets	**$ -340.64**
TOTAL ASSETS	**$837,089.51**

Stone Ledge Spirits Company

Balance Sheet

As of December 5, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	57,095.03
Total Accounts Payable	**$57,095.03**
Credit Cards	
Citi Credit Card	5,087.68
Total Credit Cards	**$5,087.68**
Other Current Liabilities	
Deferred Revenue	136,188.42
Due From Retreat LLC	0.00
MO Dept of Revenue Payable	-250.00
N/P- GB Investments	64,600.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$200,538.42**
Total Current Liabilities	**$262,721.13**
Long-Term Liabilities	
Due To Paravita	74,832.00
Notes Payable	0.00
Headway Capital	27,181.26
Total Notes Payable	**27,181.26**
Total Long-Term Liabilities	**$102,013.26**
Total Liabilities	**$364,734.39**
Equity	
Member Contribution- CF	51,500.00
Member Contribution- OENO	64,964.16
Member Contribution- Retreat	24,681.76
Member Contribution- Sauma Ware	300,000.00
OENO Barrel Investment	471,400.00
Opening Balance Equity	81.41
Owner's Equity	40,000.00
Partner Contributions	7,124.99
Retained Earnings	-254,543.41
Net Income	-232,853.79
Total Equity	**$472,355.12**
TOTAL LIABILITIES AND EQUITY	**$837,089.51**

CERTIFICATION

I, Mark Sutherland, Manager of Stone Ledge Spirits Company CF, LLC, certify that:

(1)   the financial statements of Stone Ledge Spirits Company CF, LLC included in this Fonn C-AR are true and complete in all material respects; and

(2)   the tax return information of Stone Ledge Spirits Company CF, LLC included in this Form C-AR reflects accurately the information reported on the tax return for Stone Ledge Spirits Company CF, LLC filed for the fiscal year ended December 31, 2023.

Dated: December 18, 2024

Signed by:

Mark Sutherland

DDF286D9B6774CF...

Mark Sutherland
Manager